Exhibit 99.1

Kamada Reports Financial Results for the Third Quarter and Nine Months of 2016

Total Revenues for Third Quarter 2016 Grew 21% to $19.4 Million vs. Third Quarter 2015

Proprietary Products Revenue Grew 57% to $15.0 Million in Third Quarter 2016 vs. Third Quarter 2015

Company Reiterates 2016 Revenue Guidance of $75 to $80 Million and 2017 Revenue Target
of $100 Million

Conference Call Today at 8:30am Eastern Time

NESS ZIONA, Israel -- November 10, 2016 -- Kamada Ltd. (KMDA) (KMDA.TA), a plasma-derived protein therapeutics company focused on orphan indications, announced financial results for the three and nine months ended September 30, 2016.

“Kamada made substantial progress in the third quarter of 2016 with strong financial performance and the achievement of several important milestones. The extension of our supply agreement for GLASSIA® with Shire through 2020 underscores the growing market share and increasing demand for GLASSIA in the U.S., and the strong strategic relationship between Kamada and Shire. This minimum commitment by Shire further strengthens our confidence in achieving our guidance of $100 million in total revenues in 2017 and represents further growth in the following years,” said Amir London, Chief Executive Officer.

“Moreover, we also were very pleased to report positive top-line results, meeting the primary endpoint of our U.S. Phase 2 clinical trial for our inhaled AAT therapy.  We will submit this data to support our current MAA application with the EMA and to decide upon a regulatory strategy for inhaled AAT in the U.S in our discussions with the FDA,” added Mr. London.

Financial Highlights for the Three Months Ended September 30, 2016:
•	Total revenues were $19.4 million for the third quarter of 2016, a 21% increase from the $16.1 million in the third quarter of 2015.
•	Revenues from the Proprietary Products segment were $15.0 million, a 57% increase from the $9.6 million in the same period of 2015.
•	Gross profit was $6.3 million, a 69% increase from the $3.7 million in the same period of 2015.

•	Gross margin increased to 32.4 percent from 23.1 percent in the same period of 2015.
•	Net loss was $1.0 million, or $0.03 per share, compared to a net loss of $4.7 million, or $0.13 per share, in the same period of 2015.
•	Adjusted net loss was $0.7 million compared to an adjusted net loss of $4.1 million in the same period of 2015.

Financial Highlights for the Nine Months Ended September 30, 2016:
•	Total revenues were $53.2 million, a 20% increase from the $44.2 million in the same period of 2015.
•	Revenues from the Proprietary Product Segment were $38.3 million, a 50% increase from the $25.4 million in the same period of 2015.
•	Gross profit was $16.7 million, a 116% increase from the $7.8 million in the same period of 2015.
•	Gross margin increased to 31.3 percent from 17.5 percent in the same period of 2015.
•	Net loss was $4.9 million, or $0.14 per share, compared to a net loss of $12.3 million, or $0.34 per share in the same period of 2015.
•	Adjusted net loss was $3.9 million compared to adjusted net loss of $10.7 million in the same period of 2015.

Recent Corporate Highlights:
•
Extended strategic partnership with Shire plc for supply and distribution of GLASSIA®. Minimum revenue for GLASSIA for the years 2017 to 2020 will reach approximately $237 million and may be expanded to $288 million during that period. This extension represents the fourth time the companies have extended the contract for manufacturing supply of GLASSIA since the start of the strategic relationship in 2010.

•
Announced positive top-line results, meeting the primary endpoint, of the Company’s U.S. Phase 2 clinical trial of its proprietary inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD). AATD is an orphan disease currently treated by intravenous AAT augmentation therapy.  Kamada intends to utilize the excellent results from this successful Phase 2 study to design a pivotal U.S. study and to support our responses to the EMA’s 120-day comments in regards to Kamada’s marketing authorization application (MAA) for Inhaled AAT, which was submitted in March 2016. The Company also intends to continue its discussions with the U.S. Food and Drug Administration (FDA) with this additional Phase 2 data and the data from our EU Phase 2/3 study in order to obtain guidance on the regulatory pathway for Inhaled AAT in the U.S.

•
The FDA accepted for review a Biologics License Application (BLA) for Kamada’s human plasma-derived anti-rabies immunoglobulin (IgG) therapy from Kamada and Kedrion Biopharma.  Rabies is a life-threatening condition that impacts approximately 40,000 people in the U.S. each year. Subject to receiving FDA marketing approval, the post-exposure prophylaxis treatment,  has the potential to provide stability and secure availability in a market that has experienced inconsistent supply and supply shortages in recent years. The FDA has assigned a Prescription Drug User Fee Act (PDUFA) goal date of August 29, 2017, for completion of the review of the BLA.  Subject to receiving FDA marketing approval, Kamada will hold the license for this product and Kedrion will have exclusive rights to commercialize it in the U.S.

•
Announced plans for a Phase 2/3 clinical trial of Alpha-1 Antitrypsin IV (G1-AAT IV) for the treatment of Graft-Versus-Host Disease in collaboration with Shire plc.  This clinical trial will be a two-part, multi-center, prospective study to evaluate the safety and efficacy of G1-AAT IV as an add-on biopharmacotherapy to conventional steroid treatment in up to 168 patients with acute GvHD with lower gastrointestinal involvement. G1-AAT IV previously received orphan drug designation from the FDA and European Medicines Agency (EMA) for the treatment of GvHD, and an Investigational New Drug Application was submitted to the FDA earlier this year.  Study results are expected to be available in 2020.

“We are very pleased with our strong financial performance in the third quarter of 2016,” said Gil Efron, Deputy CEO and Chief Financial Officer.  “The 21 percent growth in total revenues in the third quarter of 2016 as compared to the third quarter of 2015 was driven by a robust increase of 57 percent in sales from our Proprietary Products Segment. This revenue growth and higher gross profit resulted in positive Adjusted EBITDA in the third quarter 2016 and a net loss of approximately $1.0 million.”

Third Quarter 2016 Financial Results Compared to Third Quarter 2015 Financial Results
Total revenues for the third quarter of 2016 of $19.4 million increased by 21% as compared to $16.1 million in the third quarter of 2015. Revenues from the Proprietary Products segment of $15.0 million increased by 57% as compared to $9.6 million in the third quarter of 2015.  Distributed Products revenue was $4.3 million, a decrease of 34% as compared with $6.5 million in the third quarter 2015.

Gross profit for the third quarter of 2016 grew to $6.3 million, an increase of 69% compared with $3.7 million in the third quarter of 2015.  Gross margin increased to 32.4% from 23.1% in the same period of 2015.

R&D expenses in the third quarter of 2016 were $4.4 million, down 13% compared to the $5.0 million recorded in the same period of 2015.  Selling, general and administrative expenses were $2.9 million, up 8% from the $2.7 million in the same period in 2015.  Operating loss in the third quarter of 2016 was $1.0 million, as compared to the $4.0 million operating loss recorded in the same period of 2015.  The net loss for the third quarter of 2016 was $1.0 million, or ($0.03) per diluted share, compared to a net loss of $4.6 million, or ($0.13) per diluted share, in the same period of 2015.

Adjusted EBITDA for the third quarter of 2016 was $0.2 million, compared with negative adjusted EBITDA for the third quarter of 2015 of ($2.6) million.  Adjusted net loss for the third quarter of 2016 was $0.7 million, compared with an adjusted net loss of $4.1 million in the third quarter of 2015.

Nine Months Ended September 30, 2016 vs. September 30, 2015
Total revenues for the nine months of 2016 were $53.2 million, up 20% as compared to $44.2 million in the same period of 2015. Revenues from the Proprietary Product segment for the nine months of 2016 were $38.3 million, up 50% as compared to $25.4 million in the same period of 2015.  Distributed Products revenue was $15.0 million for the nine months of 2016, a decrease of 20% compared to $18.8 million in the same period of 2015.

Gross profit for the nine-month period of 2016 grew 116% to $16.7 million, compared to $7.8 million during the nine-month period of 2015.  Gross margin increased to 31.3% from 17.5% in the same period of 2015.

R&D expenses in the nine-month period of 2016 were $12.0 million, a decrease of 1% compared to $12.1 million in the same period of 2015.  Selling, general and administrative expenses in the nine-month period of 2016 were $8.2 million, an increase of 5% compared to $7.9 million in the same period of 2015.  For the nine-month period of 2016, the Company reported an operating loss of $3.6 million, compared with an operating loss of $12.2 million in the same period of 2015.  The net loss for the nine months of 2016 was $4.9 million, or ($0.14) per diluted share, compared with a net loss of $12.3 million, or ($0.34) per diluted share, in the same period of 2015.

Adjusted EBITDA for the nine months ended September 30, 2016, was $0.1 million, compared with a negative Adjusted EBITDA of $8.3 million for the nine months ended September 30, 2015.  Adjusted net loss for the nine months ended September 30, 2016 was $3.9 million, compared with an adjusted net loss of $10.7 million in the nine months ended September 30, 2015.

Balance Sheet Highlights
As of September 30, 2016, the Company had cash, cash equivalents and short-term investments of $27.2 million, compared with $28.3 million as of December 31, 2015.  During the first nine months of 2016, the Company used $0.6 million in cash from operations, used $1.9 million for capital expenditures and generated $1.5 million from financing activities, primarily loans to fund capital expenditures. During the third quarter of 2016, the Company used $1.7 million to fund operations. This change is a result of timing related to payments to suppliers and collections from customers.

2016 Revenue Guidance
For the year ending December 31, 2016, Kamada continues to expect total revenues to be between $75 million and $80 million.

Conference Call
Kamada management will host an investment community conference call today, Thursday, November 10, 2016 at 8:30 a.m. Eastern time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 888-487-0346 (from within the U.S.), 1 80 924 5905 (from Israel) and entering the conference identification number: 606-3325. The call will also be webcast live on the internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through November 24, 2016 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 606-3325. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Gil Efron	Bob Yedid
Chief Financial Officer	Managing Director
Kamada, Ltd.	LifeSci Advisors, LLC
IR@Kamada.com	Bob@LifeSciAdvisors.com 646-597-6989

Consolidated Balance Sheets

	As of September 30,		As of December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$6,476	$5,787	$5,047
Short-term investments	20,722	36,473	23,259
Trade receivables, net	14,501	14,847	23,071
Other accounts receivables	4,022	3,112	2,881
Inventories	28,086	26,811	26,336

	73,807	87,030	80,594

Non-Current Assets
Property, plant and equipment, net	20,720	21,303	21,309
Other long-term assets	71	97	89

	20,791	21,400	21,398

	94,598	108,430	101,992
Current Liabilities
Current maturities of loans and convertible debentures	416	7,710	37
Trade payables	8,916	16,833	16,917
Other accounts payables	4,744	3,866	4,064
Deferred revenues	4,858	1,822	1,921

	18,934	30,231	22,939

Non-Current Liabilities
Loans	1,502	-	151
Employee benefit liabilities, net	798	613	787
Deferred revenues	4,693	6,469	5,608

	6,993	7,082	6,546
Shareholder's Equity
Ordinary shares of NIS 1 par value: Authorized - 60,000,000 ordinary shares; Issued and outstanding – 36,418,766 and 36,418,741 shares at September 30, 2016 and 2015, respectively.	9,320	9,320	9,320
Share premium	162,649	161,091	162,238
Conversion option in convertible debentures	-	1,147	-
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	52	(49)	(1)
Capital reserve from available for sale financial assets	87	121	73
Capital reserve from share-based payments	9,768	8,777	9,157
Capital reserve from employee benefits	(59)	(81)	(59)
Accumulated deficit	(109,656)	(105,719)	(104,731)
	68,671	71,117	72,507
	$94,598	$108,430	$101,992

Consolidated Statements of Comprehensive Income

	Nine months period ended September 30,		Three months period ended September 30,		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands (except for per-share data)

Revenues from proprietary products	$38,270	$25,434	$15,044	$9,553	$42,952
Revenues from distribution	14,966	18,811	4,329	6,516	26,954

Total revenues	53,236	44,245	19,373	16,069	69,906

Cost of revenues from proprietary products	23,843	19,819	9,433	6,889	30,468
Cost of revenues from distribution	12,711	16,686	3,664	5,472	23,640

Total cost of revenues	36,554	36,505	13,097	12,361	54,108

Gross profit	16,682	7,740	6,276	3,708	15,798

Research and development expenses	12,024	12,105	4,415	5,047	16,530
Selling and marketing expenses	2,557	2,693	866	950	3,652
General and administrative expenses	5,688	5,159	2,014	1,722	7,040
Operating loss	(3,587)	(12,217)	(1,019)	(4,011)	(11,424)

Financial income	388	363	90	63	463
Income (expense) in respect of currency exchange and derivatives instruments, net	(132)	420	(73)	(341)	625
Financial expense	(106)	(824)	(39)	(333)	(934)
Loss before taxes on income	(3,437)	(12,258)	(1,041)	(4,622)	(11,270)
Taxes on income	1,488	-	-	-	-

Loss	(4,925)	(12,258)	(1,041)	(4,622)	(11,270)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets	14	111	(32)	72	63
Profit (loss) on cash flow hedges	124	21	44	(173)	71
Net amounts transferred to the statement of profit or loss for cash flow hedges	(71)	46	(1)	(10)	44
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	22
Total comprehensive loss	$(4,858)	$(12,080)	$(1,030)	$(4,733)	$(11,070)

Loss per share attributable to equity holders of the Company:
Basic loss per share	$(0.14)	$(0.34)	$(0.03)	$(0.13)	$(0.31)

Diluted loss per share	$(0.14)	$(0.34)	$(0.03)	$(0.13)	$(0.31)

Consolidated Statements of Cash Flows

	Nine months period Ended September 30,		Three months period Ended September 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands
Cash Flows from Operating Activities

Net loss	$(4,925)	$(12,258)	$(1,041)	$(4,622)	$(11,270)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation, amortization and impairment of equipment	2,631	2,438	922	866	3,227
Finance income, net	(150)	41	22	611	(154)
Cost of share-based payment	1,022	1,527	313	498	1,907
Income tax expense	1,488	-	-	-	-
Loss from sale of property and equipment	(23)	-	(33)	-	-
Change in employee benefit liabilities, net	11	(109)	396	(80)	87

	4,979	3,897	1,620	1,895	5,067
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	8,948	2,563	1,644	352	(5,604)
Decrease (increase) in other accounts receivables	(654)	360	(801)	862	118
Decrease (increase) in inventories	(1,750)	(1,388)	235	(2,026)	(913)
Increase in deferred expenses	(487)	(1,129)	287	271	(565)
Increase (decrease) in trade payables	(8,277)	643	(1,408)	2,104	887
Increase (decrease) in other accounts payables	681	(103)	(45)	481	94
Increase (decrease) in deferred revenues	2,022	(1,643)	(987)	(396)	(2,405)

	483	(697)	(973)	1,648	(8,388)

Cash received (paid) during the period for:
Interest paid	(46)	(362)	(37)	(119)	(484)
Interest received	657	912	233	318	1,143
Taxes paid	(1,781)	(47)	(1,475)	-	(47)

	(1,170)	503	(1,279)	199	612

Net cash provided by (used in) operating activities	$(633)	$(8,555)	$(1,673)	$(880)	$(13,979)

Consolidated Statements of Cash Flows

	Nine months period Ended September 30,		Three months period Ended September 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands

Cash Flows from Investing Activities
Proceeds from sale of (investment in) short term investments, net	$2,369	$641	$1,593	$616	$13,971
Purchase of property and equipment	(1,904)	(1,932)	(435)	(600)	(2,718)
Proceeds from sale of property and equipment	41	-	20	-	-

Net cash provided by (used in) investing activities	506	(1,291)	1,178	16	11,253

Cash Flows from Financing Activities
Proceeds from exercise of warrants and options	*	1,254	*	89	1,254
Receipt of long-term loans	1,701	-	-	-	197
Repayment of long-term loans	(159)	-	(98)	-	(9)
Repayment of convertible debentures	-	-	-	-	(7,797)
					-
Net cash provided by (used in) financing activities	1,542	1,254	(98)	89	(6,355)

Exchange differences on balances of cash and cash equivalent	14	(167)	(67)	(245)	(418)

Increase (decrease) in cash and cash equivalents	1,429	(8,759)	(660)	(1,020)	(9,499)

Cash and cash equivalents at the beginning of the period	5,047	14,546	7,136	6,807	14,546

Cash and cash equivalents at the end of the period	$6,476	$5,787	$6,476	$5,787	$5,047

Significant non-cash transactions
Purchase of property and equipment through capital lease	$132	$-	$48	$-	$-

* Represent an amount less than 1 thousand

Adjusted EBITDA

	Nine months period Ended September 30,		Three months period Ended September 30,		For the year Ended December 31,
	2016	2015	2016	2015	2015

	In thousands

Net loss	$(4,925)	$(12,258)	$(1,041)	$(4,622)	$(11,270)

Income tax expense	1,488	-	-	-	-

Financial expense (income), net	(150)	41	22	611	(154)

Depreciation, amortization and impairment of equipment	2,631	2,438	922	866	3,227

Share-based compensation charges	1,022	1,527	313	498	1,907

Adjusted EBITDA	$66	$(8,252)	$216	$(2,640)	$(6,290)

Adjusted net income

	Nine months period Ended September 30,				Three months period Ended September 30,		For the Year Ended December 31,
	2016		2015		2016	2015	2015
	In thousands

Net loss	$(4,925)		$(12,258)		$(1,041)	$(4,622)	$(11,270)

Share-based compensation charges	1,022		1,527		313	498	1,907

Adjusted Net loss	(3,903	) $	(10,731	) $	$(728)	$(4,124)	$(9,363)